SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
November 17, 2006
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K contains a press release of Infineon Technologies AG dated November 16, 2006, announcing the Company’s results for the fourth quarter and the financial year ended September 30, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: November 17, 2006	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

Infineon reports results for the fourth quarter and the 2006 financial year
Main highlights of Infineon’s fourth quarter and the 2006 financial year were:
•	Fourth quarter group revenues were Euro 2.29 billion, up 16 percent sequentially. Infineon’s revenues excluding Qimonda were Euro 1.06 billion, up 6 percent sequentially.

•	Fourth quarter group EBIT was Euro 30 million, down from Euro 49 million in the prior quarter. For Infineon excluding Qimonda, the fourth quarter EBIT loss was Euro 174 million compared to an EBIT loss of Euro 51 million in the prior quarter. The fourth quarter 2006 EBIT loss excluding Qimonda included charges of Euro 164 million, mainly relating to the carve-out and Initial Public Offering (IPO) of Qimonda, and the impairments resulting from the insolvency of BenQ Mobile’s German subsidiary. Before charges, the fourth quarter EBIT loss excluding Qimonda would have been Euro 11 million versus an EBIT loss of Euro 22 million in the prior quarter.

•	Group net loss in the fourth quarter was Euro 36 million compared to a net loss of Euro 23 million in the prior quarter.

•	2006 financial year group revenues were Euro 7.93 billion, up 17 percent year-on-year. Group EBIT loss was Euro 15 million in the 2006 financial year, compared to an EBIT loss of Euro 183 million in 2005. Before charges, group EBIT in the 2006 financial year would have been Euro 181 million versus an EBIT loss of Euro 79 million in the previous year. Group net loss for the 2006 financial year amounted to Euro 268 million, compared to a net loss of Euro 312 million in 2005.

•	In the 2006 financial year, the EBIT margin in the Automotive, Industrial & Multimarket segment was 8.7 percent compared to 5.3 percent in the prior year, despite expenses of more than Euro 70 million from the ramp-up of the new production facility in Kulim, Malaysia, and the phase-out of production at the Munich-Perlach facility.

•	In the first quarter of the 2007 financial year, Infineon expects revenues and EBIT for its businesses, excluding Qimonda and before charges, to decrease compared to the fourth quarter of the 2006 financial year, driven mainly by the impact of the insolvency of BenQ Mobile’s German subsidiary on the Communication Solutions segment.

	3 months ended			Year ended
Revenues in Euro million	Sep 30, 06	Jun 30, 06	+/- in %	Sep 30, 06	Sep 30, 05	+/- in %

Infineon excluding Qimonda	1,058	995	6%	4,114	3,934	5%
Qimonda	1,232	977	26%	3,815	2,825	35%

Infineon Group	2,290	1,972	16%	7,929	6,759	17%

	3 months ended			Year ended
EBIT in Euro million	Sep 30, 06	Jun 30, 06	+/- in %	Sep 30, 06	Sep 30, 05	+/- in %

Infineon excluding Qimonda	(174)	(51)	- - -	(217)	(294)	26%
Qimonda	204	100	+ + +	202	111	82%

Infineon Group	30	49	-39%	(15)	(183)	+ + +

	3 months ended			Year ended
	Sep 30, 06	Jun 30, 06	+/- in %	Sep 30, 06	Sep 30, 05	+/- in %

Net loss Infineon Group in Euro million	(36)	(23)	-56%	(268)	(312)	14%
Basic and diluted loss per share (in Euro)	(0.05)	(0.03)	-56%	(0.36)	(0.42)	14%

Munich, Germany, November 16, 2006 — For the fourth quarter of the 2006 financial year, Infineon Technologies AG (FSE/NYSE:IFX) reported revenues of Euro 2.29 billion, up from Euro 1.97 billion in the third quarter. The increase reflected higher sales in all operating segments. Revenues of Infineon excluding Qimonda increased to Euro 1.06 billion from Euro 995 million in the prior quarter. The principal sales drivers in the Communication Solutions segment were seasonal effects and ramp-ups of products for new customers, while the Automotive, Industrial & Multimarket segment saw increased sales in the industrial and security & ASICs businesses.
Group EBIT in the fourth quarter decreased to Euro 30 million, down from Euro 49 million in the third quarter. The fourth quarter EBIT loss for Infineon excluding Qimonda was Euro 174 million, compared to an EBIT loss of Euro 51 million in the prior quarter. Included in fourth quarter EBIT excluding Qimonda were charges of Euro 164 million, mainly in connection with the IPO of Qimonda and the impact of the insolvency of BenQ Mobile’s German subsidiary. The third quarter 2006 EBIT loss excluding Qimonda included charges of Euro 29 million, mainly relating to impairment and restructuring charges. Before these charges, the fourth quarter EBIT loss excluding Qimonda would have been Euro 11 million versus an EBIT loss of Euro 22 million in the previous quarter, driven by improved EBIT results in the Automotive, Industrial & Multimarket segment.
Group net loss in the fourth quarter was Euro 36 million compared to a net loss of Euro 23 million in the prior quarter.
In the 2006 financial year, group revenues increased to Euro 7.93 billion, compared to Euro 6.76 billion in the 2005 financial year, reflecting higher sales at Qimonda and in the Automotive, Industrial & Multimarket segment. Group EBIT loss was Euro 15 million in the 2006 financial year, compared to an EBIT loss of Euro 183 million in the 2005 financial year, reflecting improved results in all operating segments. Included in the 2006 financial year group EBIT loss were charges of Euro 196 million, mainly resulting from the IPO of Qimonda, the insolvency of BenQ Mobile’s German subsidiary, and impairment and restructuring charges. The EBIT loss in the 2005 financial year included net charges of Euro 104 million, primarily related to the planned phase-out of production at the company’s Munich-Perlach facility and net charges resulting from the reorganization measures in the Communication Solutions segment, partially offset by non-recurring license income. Before these charges, group EBIT in the 2006 financial year would have been Euro 181 million versus a group EBIT loss of Euro 79 million in the 2005 financial year. Group net loss for the 2006 financial year narrowed to Euro 268 million, compared to a net loss of Euro 312 million in the prior year.
“Infineon’s solid EBIT improvement in the 2006 financial year is the clear result of our continued effort to streamline the company’s operations. Qimonda almost doubled EBIT and we continued to make solid progress in our other businesses. We also almost doubled EBIT in our Automotive, Industrial & Multimarket segment and markedly improved the results in the Communication Solutions segment,” said Dr. Wolfgang Ziebart, CEO and President of Infineon Technologies AG. “We achieved the turn-around in several businesses, such as discrete semiconductors, RF power and tuner systems. In the 2006 financial year, more than 70 percent of Infineon’s sales excluding Qimonda reached solid EBIT margins. We will continue to turn-around the wireless business, and are aiming to break even by the end of the 2007 calendar year. We continue to assess overall efficiency and are driving further improvements with a program called Infineon Complexity Reduction Program (ICoRe). Upon implementation, we expect to realize annualized savings of at least Euro 50 million from this program in the current financial year.”
Outlook for the first quarter of the 2007 financial year
In the first quarter of the 2007 financial year, Infineon expects revenues and EBIT for its businesses excluding Qimonda and prior to inclusion of charges, to decrease compared to the fourth quarter of the 2006 financial year. The decrease is expected to be driven mainly by the Communication Solutions segment due to the loss of business as a result of the insolvency of the German subsidiary of its customer BenQ Mobile. In addition, a number of temporary factors will negatively affect EBIT in the Automotive, Industrial & Multimarket segment. The company does not expect that this EBIT impact will be fully offset by an anticipated EBIT improvement before restructuring charges in the Corporate and Eliminations segment. Additional details concerning the outlook can be found in the respective segments’ sections.
Infineon Complexity Reduction Program (ICoRe)
Infineon is in the process of finalizing cost reduction measures under its Infineon Complexity

Reduction Program (ICoRe). ICoRe is aimed at simplifying the entire process chain within the company as well as identifying and resolving overlap. Infineon expects to finalize the planned measures during the first quarter of the 2007 financial year, and expects to complete implementation of the measures in the current financial year. Upon implementation, ICoRe is expected to yield annualized cost savings of at least Euro 50 million.
Segments’ 2006 fourth quarter performance and outlook
Infineon began reporting its results of operations under its new organizational structure, which became effective on May 1, 2006, following the legal separation of its memory products segment into a separate legal entity called Qimonda AG. As a result of the reorganization, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to Infineon’s remaining segments. The results of prior periods have been reclassified to conform to the current period presentation, as well as to facilitate analysis of current and future operating segment information.
Automotive, Industrial & Multimarket (AIM)

	3 months ended			Year ended
In Euro million	Sep 30, 06	Jun 30, 06	+/- in %	Sep 30, 06	Sep 30, 05	+/- in %

Revenues	740	714	4%	2,839	2,516	13%
EBIT	64	57	12%	246	134	84%

In the fourth quarter of the 2006 financial year, the Automotive, Industrial & Multimarket segment reported all-time-high quarterly revenues of Euro 740 million, a 4 percent increase compared to the prior quarter. The segment’s EBIT increased to Euro 64 million.
As anticipated, revenues and EBIT in the automotive business decreased sequentially in the fourth quarter mainly due to seasonal effects and lower demand at U.S. car manufacturers. In the industrial businesses, revenues increased again in the fourth quarter, with demand for power semiconductors used in industrial drives and high-end power supplies for servers as main drivers. In its security & chip-card ICs business, Infineon saw strong demand and increased revenues and reached positive EBIT in the fourth quarter, one quarter ahead of schedule.
In the 2006 financial year, the segment’s revenues rose 13 percent year-on-year to Euro 2.84 billion, and EBIT increased by 84 percent to Euro 246 million. In the 2006 financial year, the EBIT margin was 8.7 percent compared to 5.3 percent in the prior year, despite more than Euro 70 million of expenses from the ramp-up of the new production facility in Kulim, Malaysia, and the phase-out of production at the Munich-Perlach facility. Main drivers were significantly improved results in the industrial businesses, including a return to profitability for discrete semiconductors, and improved earnings in our security & ASICs business, including positive EBIT for the chip-card business in the last quarter.
Automotive, Industrial & Multimarket’s outlook for the first quarter of the 2007 financial year
In the first quarter of the 2007 financial year, Infineon expects revenues of its Automotive, Industrial & Multimarket segment to stay flat or decline slightly from last quarter’s high level. The company anticipates that the segment’s EBIT will decrease in the first quarter, driven predominantly by seasonality and certain other temporary effects outlined below.
The company anticipates that revenues in its automotive business will decrease slightly compared to the fourth quarter of the 2006 financial year, as a result of typical seasonal weakness, as well as anticipated volume reductions at U.S. car manufacturers. The impact of this regional market weakness will be partly compensated by new product ramps.
In its industrial businesses, Infineon continues to see strong demand, in particular for power products. Despite the fact that the new facility in Kulim, Malaysia, is ramping significantly ahead of plan, Infineon is still capacity-limited for power semiconductors, and anticipates the industrial businesses’ revenues to grow only slightly compared to the previous quarter. As Kulim has not reached sufficient economies of scale, a slightly negative effect on the EBIT is expected.
In its security & ASICs business, the company expects a seasonally weaker first quarter compared to the previous quarter.
Communication Solutions (COM)

	3 months ended			Year ended
In Euro million	Sep 30, 06	Jun 30, 06	+/- in %	Sep 30, 06	Sep 30, 05	+/- in %

Revenues	297	266	12%	1,205	1,391	-13%
EBIT	(120)	(61)	-97%	(231)	(295)	22%

Fourth quarter revenues in the Communication Solutions segment were Euro 297 million, increasing by 12 percent sequentially. The EBIT loss of Euro 120 million in the fourth quarter included net charges of Euro 75 million, resulting mainly from the insolvency of BenQ Mobile’s German subsidiary. This compares to an EBIT loss of Euro 61 million in the prior quarter, which included charges of Euro 16 million, primarily from impairments of investments.
The sequential increase in revenues in the fourth quarter was primarily due to seasonal effects, successful ramp-ups of shipments to new wireless customers and strength in the company’s broadband Customer Premises Equipment (CPE) business. The significant increase in the fourth quarter EBIT loss was driven by net charges of Euro 75 million, primarily in connection with the insolvency of BenQ Mobile’s German subsidiary at the end of September 2006. Excluding this effect, the EBIT loss in the Communication Solutions segment remained unchanged compared to the prior quarter.
In the 2006 financial year, the segment’s revenues decreased 13 percent compared to the prior year to Euro 1.21 billion, mainly due to a continued decline in demand for baseband products, as well as ongoing pricing pressure. This decline was partly compensated by a strong revenue increase in the broadband business. The phase-out of the company’s fiber optics business also negatively impacted the revenue development. The 22 percent reduction of the segment’s EBIT loss in the 2006 financial year to Euro 231 million was primarily driven by lower idle capacity costs and the implementation of cost reductions.
Communication Solutions’ outlook for the first quarter of the 2007 financial year
In the first quarter of the 2007 financial year, Infineon expects revenues of the Communication Solutions segment to decline significantly compared to the fourth quarter of the 2006 financial year. This is mainly due to an expected Euro 40 to 50 million decline in revenues with BenQ as BenQ Mobile’s German subsidiary has stopped all product purchases and orders from Infineon following its filing for insolvency at the end of September 2006. The EBIT loss before charges in the first quarter of the 2007 financial year is expected to increase significantly compared to the EBIT loss before charges in the fourth quarter of the financial year 2006, mainly driven by the revenue development.
Qimonda

	3 months ended			Year ended
In Euro million	Sep 30, 06	Jun 30, 06	+/- in %	Sep 30, 06	Sep 30, 05	+/- in %

Revenues	1,232	977	26%	3,815	2,825	35%
EBIT	204	100	+ + +	202	111	82%

Qimonda achieved record revenues of Euro 1.23 billion in the fourth quarter of the 2006 financial year, an increase of 26 percent quarter-on-quarter. Fourth quarter EBIT improved to Euro 215 million (204 million after deducting minority interest) compared to an EBIT of Euro 100 million in the third quarter.
For the 2006 financial year, Qimonda achieved revenues of Euro 3.81 billion, a strong increase of 35 percent compared to the previous financial year. Full financial year EBIT improved to Euro 213 million (202 million after deducting minority interest) compared to an EBIT of Euro 111 million in FY 2005. Thus Qimonda achieved a positive EBIT for the fourth financial year in a row.

Qimonda’s outlook for the first quarter of the 2007 financial year
Qimonda expects its bit production to grow by approximately 10 to 15 percent in the first quarter of the 2007 financial year. The company expects this bit growth to be based on additional capacity, mainly from foundry partners, and improved productivity as a result of the continued conversion of capacities to 90-nanometer technology. Qimonda also expects to maintain a share of bit-shipments to non PC applications significantly above 50 percent after the seasonally strong customer demand for consumer and gaming applications in the last quarter.
Other Operating Segments

	3 months ended			Year ended
In Euro million	Sep 30, 06	Jun 30, 06	+/- in %	Sep 30, 06	Sep 30, 05	+/- in %

Revenues	78	73	7%	310	285	9%
EBIT	3	(2)	+ + +	4	4	0%

Effective May 1, 2006, with the completion of the Qimonda carve-out, the Other Operating Segments also include revenues that Infineon’s 200-millimeter production facility in Dresden records from the sale of wafers to Qimonda under foundry agreements.
Corporate and Eliminations

	3 months ended			Year ended
In Euro million	Sep 30, 06	Jun 30, 06	+/- in %	Sep 30, 06	Sep 30, 05	+/- in %

Revenues	(57)	(58)	2%	(240)	(258)	7%
EBIT	(121)	(45)	- - -	(236)	(137)	-72%

Effective May 1, 2006, the Corporate and Eliminations segment reflects intra-group eliminations of the sale of wafers to Qimonda from the Infineon 200-millimeter production facility in Dresden. The EBIT loss increased sequentially in the fourth quarter, predominantly driven by charges relating to the IPO of Qimonda, restructuring measures in some of the company’s production facilities, as well as impairments of long-lived assets. Total charges included in Corporate and Elimination’s EBIT in the fourth quarter of the 2006 financial year were Euro 86 million.
Other Operating Segments and Corporate and Eliminations’ outlook for the first quarter of the 2007 financial year
In the first quarter of the 2007 financial year, Infineon expects revenues and EBIT in Other Operating Segments to remain broadly unchanged relative to the previous quarter. The company estimates that the planned restructuring of its wireless communications operations following the filing for insolvency of BenQ Mobile’s German subsidiary will result in charges of approximately Euro 30 million, which would be recorded in its

Corporate and Eliminations segment in the first quarter of the 2007 financial year. Prior to inclusion of restructuring charges, EBIT in the Corporate and Eliminations segment is expected to improve relative to the prior quarter. The Corporate and Eliminations segment will continue to reflect intra-group elimination of sales between Infineon and Qimonda.
All figures in this quarterly information are preliminary and unaudited.
Analyst telephone and press conferences
Infineon Technologies AG will conduct a telephone conference (in English only) with analysts and investors on November 16, 2006, at 10:00 a.m. Central European Time (CET), 4:00 a.m. Eastern Standard Time (U.S. EST), to discuss operating performance during the fourth quarter and the 2006 financial year. In addition, the Infineon Management Board will host a press conference at 11:30 a.m. (CET), 5:30 a.m. (U.S. EST). It can be followed in German and English over the Internet. Both conference calls will be available live and for download on the Infineon web site at http://www.infineon.com.
Additional major business highlights of Infineon’s segments in the fourth quarter of the 2006 financial year can be found in this document after the financial tables.
FINANCIAL INFORMATION
According to US GAAP — Unaudited
Condensed Consolidated Statements of Operations

	3 months ended			12 months ended
in Euro million	Sep 30, 2005	Jun 30, 2006	Sep 30, 2006	Sep 30, 2005	Sep 30, 2006

Net sales	1,731	1,972	2,290	6,759	7,929
Cost of goods sold	(1,273)	(1,397)	(1,640)	(4,909)	(5,854)

Gross profit	458	575	650	1,850	2,075

Research and development expenses	(290)	(329)	(303)	(1,293)	(1,249)
Selling, general and administrative expenses	(172)	(180)	(219)	(655)	(751)
Restructuring charges	(23)	(13)	(5)	(78)	(23)
Other operating (expense) income, net	(33)	1	(97)	(92)	(108)

Operating income (loss)	(60)	54	26	(268)	(56)

Interest expense, net	(23)	(21)	(21)	(9)	(92)
Equity in earnings of associated companies, net	13	9	40	57	78
Gain (loss) on subsidiaries and associated company share issuance,	—	30	(11)	—	19
Other non-operating (expense) income, net	5	(39)	(12)	26	(33)
Minority interests	(1)	(5)	(13)	2	(23)

Income (loss) before income taxes	(66)	28	9	(192)	(107)

Income tax expense	(34)	(51)	(45)	(120)	(161)

Net loss	(100)	(23)	(36)	(312)	(268)

Earnings (loss)per share (EPS) Shares in million

Weighted average shares outstanding — basic	748	748	748	748	748

Weighted average shares outstanding — diluted	748	748	748	748	748

Loss per share — basic and diluted (in Euro)	(0.14)	(0.03)	(0.05)	(0.42)	(0.36)

EBIT
Infineon defines EBIT as earnings (loss) before interest and taxes. Infineon’s management uses EBIT among other measures to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate business segments. EBIT is determined as follows from the condensed consolidated statements of operations, without adjustment to the US GAAP amounts presented:
Segment Results

	3 months ended			12 months ended
in Euro million	Sep 30, 2005	Jun 30, 2006	Sep 30, 2006	Sep 30, 2005	Sep 30, 2006

Net loss	(100)	(23)	(36)	(312)	(268)
- Income tax expense	34	51	45	120	161
- Interest expense, net	23	21	21	9	92

EBIT	(43)	49	30	(183)	(15)

	3 months ended			12 months ended
Net sales in Euro million	Sep 30, 2005	Sep 30, 2006	+/– in %	Sep 30, 2005	Sep 30, 2006	+/– in %

Automotive, Industrial & Multimarket	626	740	18	2,516	2,839	13
Communication Solutions	331	297	(10)	1,391	1,205	(13)
Other Operating Segments*	64	78	22	285	310	9
Corporate and Eliminations**	(57)	(57)	—	(258)	(240)	7

Total	964	1,058	10	3,934	4,114	5

Qimonda	767	1,232	61	2,825	3,815	35

Infineon consolidated	1,731	2,290	32	6,759	7,929	17

	3 months ended			12 months ended
EBIT in Euro million	Sep 30, 2005	Sep 30, 2006	+/– in %	Sep 30, 2005	Sep 30, 2006	+/– in %

Automotive, Industrial & Multimarket	27	64	+++	134	246	84
Communication Solutions	(46)	(120)	---	(295)	(231)	22
Other Operating Segments	(10)	3	+++	4	4	—
Corporate and Eliminations	(51)	(121)	---	(137)	(236)	(72)

Total	(80)	(174)	---	(294)	(217)	26

Qimonda	37	204	+++	111	202	82

Infineon consolidated	(43)	30	+++	(183)	(15)	+++

*	Includes inter-segment sales of Euro 62 million and Euro 63 million for the three months ended September 30, 2005 and 2006, respectively, and Euro 273 million and Euro 256 million for the years ended September 30, 2005 and 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

**	Includes the elimination of inter-segment sales of Euro 62 million and Euro 63 million for the three months ended September 30, 2005 and 2006, respectively, and Euro 273 million and Euro 256 million for the years ended September 30, 2005 and 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

	3 months ended
Net sales in Euro million	Jun 30, 2006	Sep 30, 2006	+/– in %

Automotive, Industrial & Multimarket	714	740	4
Communication Solutions	266	297	12
Other Operating Segments*	73	78	7
Corporate and Eliminations**	(58)	(57)	2

Total	995	1,058	6

Qimonda	977	1,232	26

Infineon consolidated	1,972	2,290	16

	3 months ended
EBIT in Euro million	Jun 30, 2006	Sep 30, 2006	+/– in %

Automotive, Industrial & Multimarket	57	64	12
Communication Solutions	(61)	(120)	(97)
Other Operating Segments	(2)	3	+++
Corporate and Eliminations	(45)	(121)	---

Total	(51)	(174)	---

Qimonda	100	204	+++

Infineon consolidated	49	30	(39)

*	Includes inter-segment sales of Euro 58 million and Euro 63 million for the three months ended June 30, 2006 and September 30, 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

**	Includes the elimination of inter-segment sales of Euro 58 million and Euro 63 million for the three months ended June 30, 2006 and September 30, 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.
Regional Sales Development

	12 months ended
Regional sales in %	Sep 30, 2005	Sep 30, 2006

Germany	20%	17%
Other Europe	18%	17%
North America	22%	27%
Asia / Pacific	33%	31%
Japan	5%	6%
Other	2%	2%

Total	100%	100%

Europe	38%	34%

Outside-Europe	62%	66%

Condensed Consolidated Balance Sheets

in Euro million	Sep 30, 2005	Sep 30, 2006

Assets
Current assets:
Cash and cash equivalents	1,148	2,040
Marketable securities	858	615
Trade accounts receivable, net	952	1,245
Inventories	1,022	1,202
Deferred income taxes	125	97
Other current assets	469	482

Total current assets	4,574	5,681

Property, plant and equipment, net	3,751	3,764
Long-term investments, net	779	659
Restricted cash	88	78
Deferred income taxes	550	627
Other assets	542	376

Total assets	10,284	11,185

in Euro million	Sep 30, 2005	Sep 30, 2006

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities of long-term debt	99	797
Trade accounts payable	1,069	1,245
Accrued liabilities	497	562
Deferred income taxes	17	26
Other current liabilities	700	675

Total current liabilities	2,382	3,305

Long-term debt	1,566	1,208
Deferred income taxes	65	60
Other liabilities	561	457

Total liabilities	4,574	5,030

Minority Interests	81	840

Total shareholders’ equity	5,629	5,315

Total liabilities and shareholders’ equity	10,284	11,185

Condensed Consolidated Statements of Cash Flows

	3 months ended			12 months ended
in Euro million	Sep 30, 2005	Jun 30, 2006	Sep 30, 2006	Sep 30, 2005	Sep 30, 2006

Net cash provided by operating activities	250	251	427	1,039	974

Net cash provided by (used in) investing activities	348	(243)	(174)	(238)	(824)

Net cash provided by (used in) financing activities	(368)	(28)	423	(261)	742

Net increase (decrease) in cash and cash equivalents	230	(20)	676	540	892

Depreciation and amortization	339	351	351	1,316	1,405

Purchases of property, plant and equipment	(233)	(246)	(288)	(1,368)	(1,253)

Gross and Net Cash Position
Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the US GAAP amounts presented:

in Euro million	Sep 30, 2005	Jun 30, 2006	Sep 30, 2006

Cash and cash equivalents	1,148	1,364	2,040
Marketable securities	858	671	615

Gross Cash Position	2,006	2,035	2,655

Less: short-term debt	99	752	797
long-term debt	1,566	1,238	1,208

Net Cash Position	341	45	650

	3 months ended			12 months ended
in Euro million	Sep 30, 2005	Jun 30, 2006	Sep 30, 2006	Sep 30, 2005	Sep 30, 2006

Net cash provided by operating activities	250	251	427	1,039	974
Net cash used in investing activities	348	(243)	(174)	(238)	(824)
Thereof: Sale of marketable securities, net	(613)	(2)	(59)	(1,082)	(238)

Free cash flow	(15)	6	194	(281)	(88)

Free Cash Flow
Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. The free cash flow is determined as follows from the condensed consolidated cash flow statements, without adjustment to the US GAAP amounts presented:

Employee Data	Sep 30, 2005	Jun 30, 2006	Sep 30, 2006
| | |
Infineon without Qimonda	26,834	29,446	29,849
Qimonda	9,606	11,651	11,802

Infineon worldwide	36,440	41,097	41,651

Thereof: Research and Development	7,401	7,605	7,745

Business highlights for the fourth quarter of the 2006 financial year
Automotive, Industrial & Multimarket
•	In September 2006, Infineon opened its new 200-millimeter front-end facility in Kulim, Malaysia, producing power and logic chips used in industrial and automotive power applications. At full capacity of 100,000 wafer starts per month, the fab will employ about 1,700 people. Production ramp-up started in August 2006. Overall, Infineon plans to invest approximately U.S. $1 billion.

•	For the third year in a row, the market analyst company IMS Research has ranked Infineon number one in power semiconductors. With a 9.3 percent market share, Infineon’s revenue grew 11.6 percent in the 2005 calendar year, and significantly outperformed the global market, which expanded by 0.6 percent.

•	The company has been selected by the United States government to supply its highly-secure integrated circuit technology for the new U.S. electronic passports. These will have a highly specialized chip embedded in the back cover. The chip securely stores the same information that is printed on the document. By the end of the 2006 calendar year, the government expects that all new U.S. passports will be issued as electronic passports.

•	At the Convergence 2006 trade show in Detroit, Infineon introduced its SP35 sensor for Tire Pressure Monitoring Systems (TPMS). The SP35 enables automotive industry suppliers to meet the requirements of U.S. safety regulations cost-effectively. These will require TPMSs in all new light vehicles sold effective January 1, 2007. The SP35 is the first device to incorporate all the major active functions of a wheel-mounted TPMS module into a single package, reducing complexity and module cost by approximately 10 percent.

•	In the fourth quarter of the 2006 financial year, Infineon introduced within its ASIC, Design & Solutions business a Hard Disk Drive (HDD) read-channel- chip core with data rates exceeding 2.6 Gigabits per second. The core was jointly developed with Hitachi Global Storage Technologies, and offers the industry’s highest data rate for a 90-nanometer read channel, being almost 30 percent faster than previous-generation devices.
Communication Solutions
•	Infineon successfully ramped new projects with major customers:
o	Infineon started volume shipments of its EDGE mobile phone platform to LG Electronics, and of its 3G platform to Panasonic.

o	The company further ramped shipments of its GSM/GPRS single-chip E-GOLDradio to Asian customers, and of its EDGE SMARTi PM radio frequency (RF) transceiver to Samsung.
•	Infineon achieved several major design-wins across the whole product portfolio: Several customers selected Infineon’s single-chip RF/baseband mobile phone platform.
o	The company achieved a new design win for its 3G mobile phone platform.

o	Two major customers selected Infineon’s 3G/EDGE RF CMOS transceivers.

o	Infineon achieved a major design win for its VDSL2 broadband CPE reference design.
•	Infineon introduced new products to benefit from the strongly growing broadband CPE market:
o	The company introduced a complete ADSL2+/VoIP and DECT residential gateway reference design for digital home networks.

o	Infineon introduced Twinpass System-on-a-chip family to enable higher performance, and cost-optimized VoIP solutions for next-generation residential gateways. The production will start by the end of the 2006 calendar year.
•	Together with its alliance partners IBM, Chartered and Samsung Infineon announced process and design readiness for silicon circuits on 45-nanometer low-power technology during the fourth quarter. With this leading-edge process, the industry leaders offer a reliable, high-performance, low leakage platform for early adopters.
D I S C L A I M E R
This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments in the world semiconductor market, including the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and the impact of our carve-out of Qimonda, our memory products business, its initial public offering, and any further sales of Qimonda shares or other corporate financing measures in that regard. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements. Infineon, the stylized Infineon Technologies design are trademarks and service marks of Infineon Technologies AG. All other trademarks are the property of their respective owners.
For the Finance and Business Press: INFXX200611.16e

Media Relations Corporate:	Name:	Phone:	Email:
Worldwide Headquarters	Günter Gaugler	+49 89 234 28481	guenter.gaugler@infineon.com
U.S.A.	Agnes Toan	+1 408-501-6300	agnes.toan@infineon.com
Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com